UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
Commission File Number: 001-40258

HIGH TIDE, INC.
(Registrant)
11127 - 14 Street N.E., Unit 112
Calgary, Alberta
Canada T3K 2M4
(Address of Principal Executive Offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2024 and 2023
99.2	Management’s Discussion & Analysis for the three months ended, January 31, 2024 and 2023
99.3	CEO Certification
99.4	CFO Certification

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: March 12, 2024	By:	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

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